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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press release

Marine Systems

Águas Azuis Consortium is one of the finalists of the Brazilian Navy CCT Program bid

On 15 October, the Brazilian Navy announced the short-list for the bidding process of the CCT Program (Corvettes Class Tamandaré) that will supply four ships to the Brazilian Navy. One of the finalists is the Consortium Águas Azuis, formed by thyssenkrupp Marine Systems and Embraer Defense & Security.

Based on a long-term relationship and strong footprint in Brazil, both companies, and its subsidiaries, have built a solid national partnership with proven capability to absorb technology and ensure its development not only for the CCT Program, but also for future strategic defense projects in the country.

The Consortium Águas Azuis has presented to the Brazilian Navy a proposal based on MEKO® class concept, a world-class reference through proven solutions in naval shipbuilding. Its modular design facilitates local integration and transfer of technology, helping to reduce cost of acquisition, maintenance and modernization.

Combining state-of-the-art technology, innovation and robust fighting capabilities, the MEKO® class is an authentic blue-water ship. These vessels have outstanding, far-reaching and robust marine qualities, and are cost-efficient to operate. As a result, Navies have a flexible and versatile fighting platform, and a general purpose ‘workhorse’ for diversified mission profiles.

Dr. Rolf Wirtz, CEO of thyssenkrupp Marine Systems: “We are very glad to move forward to the final phase of the CCT Program bid. It reinforces our leading position and the proven technologies we have been offering to the naval defense sector worldwide. We highly recognize the expertise of the Brazilian Navy and appreciate the good relationship we have since the delivery of the first Tupi-class submarine in the late 1980s. In the consortium with Embraer we strongly believe that not only we can offer ships and systems that meet the Navy’s demand for the next decades to come but also bring high-skilled jobs and technology to Brazil, strengthening the local defense industrial base.”

Since 1982, 82 MEKO® corvettes and frigates have been delivered to Navies in 14 different nations, 37 built outside Germany, and all these vessels are still in full operation – offering a lifecycle of more than 40 years. This class flaunts the benefits of five generations of vessels thanks to its design iteration, whereby the best features of each project evolve into the next project, ensuring the new ships have solid, well-proven maturity, technology, materials and standards.

17 October, 2018 Page 1/3

thyssenkrupp Marine Systems GmbH, Werftstraße 112 – 114, 24143 Kiel, Germany
T: +49 431 700 0, F: +49 431 700 2312, marinesystems@thyssenkrupp.com, www.thyssenkrupp-marinesystems.com
Executive Board: Dr. Rolf Wirtz (Chairman), Andreas Burmester, Bernd Hartmann, Dr. Luis Alejandro Orellano, Dr. Sebastian C. Schulte
Registered Office: Kiel, Commercial Register: Kiel HRB 6960 KI

Marine Systems

With the contract awarding, Embraer subsidiary Atech will provide the Combat Management System (CMS) of the ships in a close cooperation with thyssenkrupp Marine Systems’ subsidiary Atlas Elektronik. It is planned that engineering and software from Atlas Elektronik will support and develop the local engineering, equipment, systems integration and project management by Atech.

Jackson Schneider, President and CEO of Embraer Defense & Security: “In a consortium with thyssenkrupp Marine Systems we offer the only solid national partnership model with proven capability to retain the transfer of technology and ensuring its development for future strategic defense projects in Brazil. We are confident we can put together a package that outperforms the needs of a modern Navy today and in the future while ensuring local production and lifecycle management and support.”

About thyssenkrupp Marine Systems:

thyssenkrupp Marine Systems is one of the world’s leading system suppliers for the design and construction of submarines and naval surface vessels as well as for maritime security technologies. With nearly 5,500 employees worldwide, the company stands for competence, innovative technologies and a comprehensive, reliable service. With its divisions Submarines, Surface Vessels, Naval Electronic Systems and Services, thyssenkrupp Marine Systems is part of the thyssenkrupp Group.

About ATLAS ELEKTRONIK

The ATLAS ELEKTRONIK Group stands for maritime and naval solutions above and below the ocean surface. The company holds a leading position in all fields of maritime high technology, from command & control systems including radio & communication systems for submarines, surface combatants and mine warfare systems and ranging to heavyweight torpedoes, coastal surveillance systems and in-service support. ATLAS has established a worldwide customer portfolio. The electronics specialist is a company of thyssenkrupp and has a workforce of around 2200 highly skilled employees.

About Embraer Defense & Security

Embraer Defense & Security is the leading aerospace and defense industry in Latin America. In addition to the A-29 Super Tucano light attack and advanced trainer and the multi-mission KC-390 military airlift, it provides a full line of integrated solutions and applications such as Command and Control Center (C4I), radars, ISR (Intelligence, Surveillance & Reconnaissance) and space. This also includes integrated systems for information, communications, border monitoring and surveillance as well as aircraft for authorities’ transportation and special missions. With a growing presence on the global market, Embraer Defense & Security products and solutions are present in more than 60 countries.

17 October, 2018 Page 2/3

thyssenkrupp Marine Systems GmbH, Werftstraße 112 – 114, 24143 Kiel, Germany
T: +49 431 700 0, F: +49 431 700 2312, marinesystems@thyssenkrupp.com, www.thyssenkrupp-marinesystems.com
Executive Board: Dr. Rolf Wirtz (Chairman), Andreas Burmester, Bernd Hartmann, Dr. Luis Alejandro Orellano, Dr. Sebastian C. Schulte
Registered Office: Kiel, Commercial Register: Kiel HRB 6960 KI

Marine Systems

About Atech
Recognized as a Brazilian "System House", Atech has always been guided by innovation in order to help transform the country. With unique expertise in systems engineering and situational awareness technologies and support for decision making, Atech works to develop innovative solutions with applications in the areas of air traffic, command and control systems, cyber security, instrumentation and control systems, embedded systems, simulators and logistics. The company is responsible for the development and modernization of the entire system for the management and defense of Brazilian airspace. For its performance, the company is recognized and certified as a Strategic Defense Company by the Brazilian Ministry of Defense.

Press contact:

thyssenkrupp Marine Systems GmbH

Sascha Rahn

Head of Communications

T: +49 431 700 2714

sascha.rahn@thyssenkrupp.com

thyssenkrupp blog: https://engineered.thyssenkrupp.com

17 October, 2018 Page 3/3

thyssenkrupp Marine Systems GmbH, Werftstraße 112 – 114, 24143 Kiel, Germany
T: +49 431 700 0, F: +49 431 700 2312, marinesystems@thyssenkrupp.com, www.thyssenkrupp-marinesystems.com
Executive Board: Dr. Rolf Wirtz (Chairman), Andreas Burmester, Bernd Hartmann, Dr. Luis Alejandro Orellano, Dr. Sebastian C. Schulte
Registered Office: Kiel, Commercial Register: Kiel HRB 6960 KI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer